

June 28, 2012

VIA E-Mail
Mr. Christopher M. Nichols
Principal Financial Officer
Berkshire Income Realty, Inc.
One Beacon Street
Boston, Massachusetts 02108

>   **Re: Berkshire Income Realty, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed on March 30, 2012**
>   **File No. 001-31659**

Dear Mr. Christopher M. Nichols:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2. Properties, page 14

1.   In future Exchange Act periodic reports, please expand your disclosure to include a discussion of average rents including the impact of tenant improvement costs, leasing commissions and tenant concessions, such as free rent. Please provide such disclosure on a square foot basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note your disclosure on pages 18-20 of various properties in development. In future Exchange Act periodic reports, to the extent your properties in development are material, please disclose anticipated completion dates, costs incurred to date and budgeted costs.

For completed developments, disclose development costs per square foot and whether leasing costs are included.

3.   In future Exchange Act periodic filings please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents for each. Include the impact of tenant improvement costs, concessions and leasing commissions. Please provide this information on a per square foot basis. Please also provide disclosure on new rents for renewed leases compared to prior rents.

Contractual Obligations and Other Commitments, pages 26 – 27

4.   We note your contractual obligations table includes principal payments only.   In future periodic filings please disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.   Reference is made to footnote 46 of SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations"

Results Of Operations and Financial Condition, pages 28 - 36

5.   Please revise future periodic filings to clarify what expenses are included in operating expenses and general and administrative expenses. Your response should also explain your basis for not allocating any of your general and administrative expenses to your same property portfolio and your inclusion of transaction costs associated with acquisitions as a part of operating expenses.   Within your response, please provide an example of your proposed disclosure.

6.   In future Exchange Act periodic reports, please describe in additional detail the income and expenditures included in NOI.

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010 (Same Property Portfolio)

Rental Revenue, page 31

7.   In future Exchange Act periodic reports please expand your analysis to address the relative impact of same store portfolio performance changes and within the same store discussion address the relative impact of changes in same store occupancy and same store average rent, including the impact of any tenant concessions.

Item 11. Executive Compensation, page 42

8.   We note that you reimburse your advisor for personnel costs. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please specifically disclose

whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers and specify the amounts.

Item 15. Exhibits, Financial Statement Schedules, page 50

9.   We note that you have not filed the schedules to the Revolving Credit Agreement, filed as 10.29. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement.

Financial Statements and Notes

Consolidated Statements of Operations, page 55

10.   We note that you have included dividend declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 2 – Significant Accounting Policies

Principles of combination and consolidation, page 60

11.   It appears your accounting policy for variable interest entities references guidance that was superseded with the adoption of Accounting Standards Update No. 2009-17.   Please revise future periodic filings to reference the current guidance.

Real Estate, page 60

12.   Please expand your discussion of development capitalization expenditures to include the types of expenses that are potentially capitalized other than interest such as taxes, salaries and other general and administrative expenses.   Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.   Lastly, please disclose within your discussion of capital expenditures within your MD&A, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Note 6 – Investment In Multifamily Limited Liability Company, pages 68 - 69

13.   Please revise future periodic filings to disclose your maximum exposure to loss as a result of your investment in Multifamily Limited Liability Company.   Reference is made to paragraph 810-10-50-4 of the Financial Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel